UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Easton Pharmaceuticals Inc.

(Exact Name of Registrant in its Charter)

Wyoming	2834	512278236
(State or other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification)	(IRS Employer Identification No.)

425 University Avenue, Suite 601
Toronto, Ontario M5G1T6
(416) 619-0291
(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

007 Agents, Inc.
1876 Horse Creek Rd.
Cheyenne, Wyoming 82009
(307) 399-3353
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Allen C. Tucci, Esq.
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 864-7123

The Issuer hereby amends its Form 1-A to add the following:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The Issuer has caused this amendment to the Form 1-A offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Toronto, province of Ontario, on May 21, 2014.

EASTON PHARMACEUTICALS, INC.

By: ______________________
Name: Carla Pepe
Title: Chief Executive Officer

____
Carla Pepe, Chief Executive Officer

____
John Adams, Chief Financial Officer

Directors:

____
Carla Pepe

____
John Adams

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